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                                                     Commission File No. 1-14812


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October 2000

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                          GLOBAL-TECH APPLIANCES INC.
   (Exact Name of Registrant as Specified in its Charter and Translation of
                        Registrant's Name into English)


                             British Virgin Islands
                (Jurisdiction of incorporation or organization)

Kin Teck Industrial Building, 12/F, 26 Wong Chuk Hang Road, Aberdeen, Hong Kong
                    (Address of principal executive offices)

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     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F [X]         Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                        Yes [_]                No [X]

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     Attached hereto as Exhibit 1 and incorporated by reference herein is the
Registrant's press release dated May 30, 2000, announcing the Registrant's financial results for the fiscal year ended March 31, 2000 and declaration of a special dividend of $1.35 per share.

     Attached hereto as Exhibit 2 and incorporated by reference herein is the Registrant's press release dated August 2, 2000, announcing the Registrant's investment in flat-panel, OLED display company and execution of related manufacturing agreement.

     Attached hereto as Exhibit 3 and incorporated by reference herein is the Registrant's press released dated August 15, 2000, announcing the Registrant's financial results for the three months ended June 30, 2000.

     Attached hereto as Exhibit 4 and incorporated by reference herein is the Registrant's Quarterly Report for the Three Months ended June 30, 2000, including financial statements and Management's Discussion and Analysis.

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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 16, 2000

                                                     GLOBAL-TECH APPLIANCES INC.

                                                     By:    /s/ Brian Yuen
                                                        -----------------------
                                                              Brian Yuen
                                                          Assistant Secretary

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                                 EXHIBIT INDEX

Exhibit Number     Description                                Page Number
--------------     -----------                                -----------

      1            Press Release dated May 30, 2000                5

      2            Press Release dated August 2, 2000             11

      3            Press Release dated August 15, 2000            14

      4            Quarterly Report for the Three Months          20
                    ended June 30, 2000

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